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                                                                    99.a(1)(vii)
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December 20, 2001

To Holders of the Acadia Common Shares of Beneficial Interest:

   We are pleased to inform you that Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company") is offering to purchase 4,784,615 Common Shares of Beneficial Interest (including common units of limited partnership interests in Acadia Limited Partnership convertible into Acadia Realty Trust Common Shares of Beneficial Interest) ("Shares"), through a tender offer at a price not greater than $6.50 nor less than $6.05 for each of the Shares.

   The price at which the Company will purchase the Shares (the "Purchase Price") will be determined through a modified "Dutch auction." This procedure allows you to select the price not greater than $6.50 nor less than $6.05 at which you are willing to sell your Shares to us. Based upon the number of Shares tendered and the prices specified by the tendering holders of Shares, we will determine a price for each of the Shares within such price range that will allow us to buy 4,784,615 Shares (or such lesser number of Shares as are validly tendered). All Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including its Odd Lot "priority", proration and conditional tender provisions. The Company will return all other Shares, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or the conditional tender procedures, without expense to the shareholders.

   The tender offer provides holders of Shares with the opportunity to sell for cash without the usual transaction costs and, in the case of those holders who own less than 100 Shares, without incurring any applicable odd lot discounts.

   The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your holders of Shares, detailed instructions on how to tender your Shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Trustees makes any recommendation to any holder of Shares as to whether to tender or refrain from tendering Shares.

   Please note that the tender offer is scheduled to expire at 11:59 p.m., New York City time, on January 22, 2002, unless extended by the Company. Questions regarding the tender offer may be directed to MacKenzie Partners, Inc., the Information Agent, at 156 Fifth Avenue, New York, NY 10010; toll free: (800) 322-2885, toll collect: (212) 929-5500.



                                      Sincerely,


                                      /s/ Kenneth F. Bernstein
                                      ------------------------
                                      Kenneth F. Bernstein
                                      President and Chief Executive Officer